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                                                                      Exhibit 2

                             CRAIG ENTERPRISES, INC.


                                  June 2, 2000



Board of Directors of Jenny Craig, Inc.
Jenny Craig, Inc.
11355 N. Torrey Pines Road
La Jolla, California  92038-7910


Gentlemen and Madam:

     Craig Enterprises, Inc. ("CEI"), through its subsidiary, SJF Enterprises, Inc. ("SJF"), hereby proposes to acquire all of the outstanding shares of common stock of Jenny Craig, Inc. ("JCI" or the "Company") not already owned directly or indirectly by SJF for a cash price of $3.75 per share (the "Cash Price"). We propose that the transaction be completed through a tender offer by SJF followed by a merger of SJF into JCI, each at the Cash Price. As a result of the proposed transaction, the Company would become a wholly-owned subsidiary of CEI.

     Completion of the transaction would be conditioned upon (i) the approval by the Board of Directors of JCI, (ii) negotiation and execution of definitive acquisition documents, and (iii) satisfaction of all applicable regulatory and governmental requirements, as well as certain other conditions customarily contained in transactions of this type.

     Financing for the transaction would be provided by loans to SJF from CEI or others. Our proposal is not conditioned on financing.

     CEI expects that the transaction would occur before the end of the first fiscal quarter of 2001, i.e. prior to September 30, 2000. Upon completion of the transaction, JCI would seek to cause its shares of common stock to be delisted from trading on the New York Stock Exchange and to be deregistered under the Securities Exchange Act of 1934, as amended.

     CEI believes that this proposal is fair and will benefit the public shareholders of JCI. The all cash price of $3.75 per share to be paid represents a 150% premium over the closing price on June 1, 2000 of $1.50 per share and a 53% premium over the average closing price of JCI common shares ($2.45) on the New York Stock Exchange for the one year period prior to the date of this letter.







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Board of Directors of Jenny Craig, Inc.
June 2, 2000
Page 2

     After the transaction, if it occurs, JCI would realize savings of time, expense and personnel resources resulting from the elimination of proxy statements, annual and quarterly reports and compliance with United States securities laws for public companies. The public market has not provided meaningful advantages for JCI and its stockholders, and JCI was recently advised that it was not in compliance with continued listing standards of the New York Stock Exchange. In addition, after the proposed transaction we expect CEI to be able to make an S election under the Internal Revenue Code, and "Qualified Subchapter S Subsidiary" elections for JCI and certain affiliates, which could offer CEI and its subsidiaries and shareholders more favorable tax treatment than that presently enjoyed.

     CEI desires to proceed on an expedited basis and urges the Board of Directors of JCI to act as quickly as possible in considering the proposal. CEI anticipates that the Board would consider appointment of a special committee composed of directors who are not affiliated with SJF or CEI to consider the proposal and that such committee would be authorized to engage independent financial advisors and legal counsel to assist it in its deliberations. CEI has engaged Koffler & Company as its financial advisor and invites the special committee's representatives to contact its advisors to discuss this proposal at the special committee's earliest convenience.

     Please be advised that CEI has no intention of selling its holdings of JCI stock.

     CEI and SJF have been advised that they must promptly file an amendment to the Statement on Schedule 13D with respect to JCI, which will disclose the substance of this letter. Accordingly, the Company should consider making its own public announcement relating to this matter.

     CEI reserves the right to amend or withdraw this proposal at its sole discretion at any time.


                                       Sincerely yours,


                                       Craig Enterprises, Inc.


                                       By: /s/ Sidney Craig
                                          ------------------------------------
                                       Name:  Sid Craig
                                       Title: President